Goodwin Procter LLP 100 Northern Avenue Boston, MA 02210 goodwinlaw.com +1 617 570 1000

December 30, 2019

VIA EDGAR

U.S. Securities and Exchange Commission

100 F Street, N.E.

Washington, D.C. 20549

Attn: Mary Beth Breslin

Re:	Myomo, Inc.

Preliminary Proxy Statement on Schedule 14A

Filed December 23, 2019

File No. 001-38109

Ladies and Gentlemen:

This letter is submitted on behalf of Myomo, Inc. (the “Company”), to respond to comments of the staff (the “Staff”) of the Securities and Exchange Commission (the “Commission”) raised verbally on December 27, 2019 with respect to the Company’s preliminary proxy statement filed with the Commission on December 23, 2019 (the “Proxy Statement”) pursuant to Section 14(a) of the Securities Exchange Act of 1934.

Preliminary Proxy Statement on Schedule 14A

Proposal No. 1, Page 7

The Company respectfully advises the Staff that it intends to include additional underlined disclosure to the effect of the below in the final Proxy Statement. This disclosure is intended to provide readers with information on potential additional issuances of the Company’s securities, including those contemplated by the Company’s registration statement on Form S-1 filed on December 16, 2019.

Potential Effects of the Proposed Reverse Stock Split

If this proposal is approved and the reverse stock split is effected, the reverse stock split will be realized simultaneously and in the same ratio for all of our issued and outstanding shares of common stock. The number of shares of common stock currently authorized will not change. The immediate effect of the reverse stock split would be to reduce the number of shares of our common stock outstanding and to increase the per-share trading price of our common stock. Because such a reduction in the number of shares of our common stock outstanding is not accompanied by a proportionate reduction in the number of authorized shares under our certificate of incorporation, we will have the ability under our certificate of incorporation to issue new shares of common stock up to the original limit set forth therein. We may issue additional shares of common stock or securities convertible into shares of common stock from time to time

Goodwin Procter LLP 100 Northern Avenue Boston, MA 02210 goodwinlaw.com +1 617 570 1000 in the future and, to the extent that we do so, the shareholdings of our existing stockholders will be diluted by such issuances. For example, on December 16, 2019, we filed a registration statement on Form S-1 to register an aggregate of $13.5 million of securities consisting of common stock, warrants to purchase common stock and common stock underlying such warrants. That registration statement contemplates the issuance of such securities to purchasers in the offering as well the underwriter for the offering. As of the date of this Proxy Statement, that registration statement has not been declared effective, and no definitive terms for such an offering have been determined. The terms for such an offering will be determined at its pricing, and we may ultimately issue more, fewer or no shares of common stock or warrants to purchase common stock in that offering.

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If you should have any questions concerning the enclosed matters, please contact the undersigned at (617) 570-1483.

Very truly yours,

/s/ James Xu

James Xu, Esq.

Enclosures:

cc:	Paul R. Gudonis, President and Chief Executive Officer, Myomo, Inc.

David A. Henry, Chief Financial Officer, Myomo, Inc.

Mitchell S. Bloom, Esq. Goodwin Procter LLP